Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Alterra Capital Holdings Limited:

We consent to the use of our audit reports dated February 24, 2012, with respect to the consolidated balance sheets of Alterra Capital Holdings Limited as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference in this registration statement on Form S-4 of Markel Corporation, and to the reference to our firm under the heading “Experts” herein.

/s/ KPMG

Hamilton, Bermuda

December 27, 2012